

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
James A. Peers
Chief Financial Officer
GFI Group Inc.
55 Water Street
New York, New York 10041

> **Re: GFI Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 1-34897**

Dear Mr. Peers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 32

Our brokerage, clearing and execution business exposes us…, page 37

1.   In future filings, please provide context for the above-captioned risk factor as well as the risk factor on page 43 captioned "The securities settlement process exposes us to risks…" (to the extent these risks remain material) by disclosing the proportion of your brokerage revenues derived from transactions executed on an agency basis versus a principal basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Brokerage Revenues, page 68

2.   We note that your brokerage revenues declined in several product categories during 2013
        and that you attribute these declines largely to decreased volatility resulting in lower
        trading volumes. We also note that your disclosure regarding market volumes and
        volatility on page 62 discusses general market volumes but does not specifically discuss
        how your brokerage volumes changed in comparison. Please revise your disclosure in
        future filings to quantify any increases or decreases in your trading volumes in each
        brokerage product category and clarify the extent to which brokerage revenues were also
        impacted by changes in margins.

3.   As a related matter, please revise your disclosure in future filings to discuss and quantify, if
        practicable, the impact of changes made to your brokerage operations in response to new
        regulations (e.g., registration as SEF, migration to the use of futures contracts instead of
        swaps) on your brokerage and clearing revenues during the periods presented.

Results of Consolidated Operations, page 66

Income Taxes, page 72

4.   We note that you attribute the net decrease in income taxes during 2013 to several factors,
        including a change in the geographic mix of profits, a tax benefit under the American
        Taxpayer Relief Act of 2012, a tax benefit arising from a change in your view about the
        deductibility of a reserve previously deemed nondeductible, and the release of a reserve in
        a foreign subsidiary where the statute of limitations has now expired. Please revise your
        future filings to provide a more robust discussion of the significant items impacting your
        income taxes in the periods presented, including quantification of each significant item
        identified. Please also provide a better linkage between your discussion of income taxes
        within MD&A and the disclosures provided in your income tax footnote.

Note 9. Income Taxes, page 123

5.   We note that your effective tax rate on foreign operations increased significantly during
        2013 based on a comparison of your foreign tax provision to pre-tax income from foreign
        operations. We further note your disclosure on page 72 that changes in the net geographic
        mix of your profits contributed to the net decrease in income taxes during 2013. Please tell
        us and revise your disclosure in future filings to describe the key factors contributing to the
        significant shift in your effective foreign tax rate. For example, clarify the extent by which
        your foreign tax provision was impacted by your decision to ultimately repatriate earnings
        from foreign subsidiaries subsequent to January 1, 2013.

6.   We note that you have determined that your undistributed earnings from foreign
         subsidiaries prior to 2013 are indefinitely reinvested and no related U.S. income taxes have
         been estimated on these amounts. Please revise your future filings to present all of the
         disclosures required by FASB ASC 740-30-50-2.

Note 13. Commitments and Contingencies, page 132

Contingencies – page 133

7.   We note your disclosure on page 134 that although you do not expect the outcome of
         outstanding legal proceedings to have a material adverse impact on your financial position,
         the outcome of any such matters could be material to your results of operations or cash
         flows in a given period. Despite your assertion that it is not presently possible to determine
         your ultimate exposure to these matters, please tell us if you are able to estimate a loss or a
         range of losses that are at least "reasonably possible", and revise your future filings to
         provide this disclosure as required by ASC 450-20-50-3 and 50-4.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 139

8.   We note that your derivative assets and liabilities disclosed in your fair value hierarchy
         table are presented on a net basis. Please revise future filings to present these amounts on a
         gross basis as required by ASC 820-10-50-3.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of 1934
and all applicable Exchange Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the
   Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the
   Commission or any person under the federal securities laws of the United States.

You may contact James Dunn, Staff Accountant, at (202) 551-3724 or Angela Connell, Staff Accountant, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director